UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Efficiency and Proximity

EARNINGS RELEASE
SECOND QUARTER 2020

edenor

Results for the second quarter 2020
Ticker: EDN Ratio: 20 Class B shares = 1 ADR Share Cap. Net of repurchases: 875 million shares | 43.8 million ADRs Market Cap. net of repurchases[1]: ARS 24.5 bn | USD 196 million	Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5511

Buenos Aires, Argentina, August 10, 2020. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE/ BYMA: EDN) (“edenor” or “the Company”), Argentina’s largest electricity distributor both in terms of number of customers and electricity sales, announces its results for 2Q20. All figures are stated in Argentine Pesos at constant currency, and the information has been prepared in accordance with International Financing Reporting Standards (“IFRS”), except for what is expressly indicated in the Statements of Comprehensive Income (Loss), which are expressed at historical values.

Conference Call Information

There will be a conference call to discuss edenor’s 2Q20 results on Tuesday, August 11, 2020, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time.

The presentation will be given by Leandro Montero, edenor’s Chief Financial Officer. For those interested in participating, please dial:

+ 1 (844) 204-8586 in the United States;

+1 (412) 317-6346 if outside the United States;

+54 (11) 3984-5677 in Argentina.

Or via the internet by clicking HERE.

Participants should use conference ID “Edenor” and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at ir.edenor.com.

[1] Listing as of 8/7/2020, ARS 28.00 per share and USD 4.48 per ADR

Edenor S.A. – 2Q20 Earnings Release	2

SUMMARY OF RESULTS FOR THE SECOND QUARTER 2020

In millon of Pesos	6 Months			2Q
in constant purchising power	2020	2019	Δ%	2020	2019	Δ%
Revenue from sales	39,696	51,035	(22.2%)	17,978	26,053	(31.0%)
Adjusted EBITDA	664	4,686	(85.8%)	(1,007)	4,090	na
Net income	(1,796)	15,463	na	(2,557)	15,257	na
Capital expenditures	3,947	6,382	(38.2%)	2,494	3,150	(20.8%)

Revenue from sales decreased by 31%, reaching ARS 17.978 million in 2Q20, mainly due to the tariff freeze in both the Distribution Value Added and the seasonal price passed on to tariffs, which entailed a decrease in revenues in real terms. This decrease in revenues results from the non-application of the inflation actualization adjustment on the Own Distribution Cost (“CPD”) in August 2019 and February 2020, as well as a stable price of energy (the last increment , of 5%, was in May 2019). The drop in sales are also due to that in the 2Q19 ARS 1,991 million were recorded, corresponding to the recognition of income owed for Social Tariff caps and consumptions of settlements under the Framework Agreement for the 2018 period and previous, as well as lower sales volumes by 1.2%.

Adjusted EBITDA decreased by ARS 5,098 million, recording losses for ARS 1,007 million in 2Q20, against profits for ARS 4,090 million in the same period of the previous year. This decrease is mainly explained by the decline in the gross margin as a result of lower sales in real terms as a consequence of the tariff freeze. Operating expenses have remained stable, and there has been a slight decrease in losses. As regards EBITDA adjustments, 2Q19 includes the update of penalties corresponding to the transition period.

Net results accumulated losses for ARS 2,557 million in 2Q20, experiencing a ARS 17,814 million decrease compared to the same period of 2019. This variation is mainly attributable to the one-time impact of the Liabilities Regularization Agreement, which allowed the regularization of the company’s financial position without generating additional cash inflows. Furthermore, an increase in financial losses and lower RECPAM results were recorded, which were more than offset by lower income tax accruals. The result for the period would have experienced a ARS 3,601 million decrease against the same period last year if we consider the 2Q19 result without taking into account the impact of the Liabilities Regularization Agreement, net of income tax, which would have yielded a gain of ARS 1,044 million.

Investments in 2Q20 reached ARS 2,494 million, which mean a reduction of 20.8% compared to the same period of the previous year, reflecting the effort made despite having the gross margin reduced to a greater extent. The lack of predictability in the near future as a consequence of the tariff freeze and the drop in demand registered in the last 3 years may lead to a slowdown in the pace of investments in the ambitious plan set by Edenor. However, this slowdown does not affect compliance with service quality standards, furthermore, the quality of service achieved in recent years allows us to present better indicators than those required by regulation.

Edenor S.A. – 2Q20 Earnings Release	3

RELEVANT EVENTS

Meter Reading Estimates

On May 15, 2020 the ENRE issued a note authorizing the reading of T1 customers’ meters, thus regularizing the reading process for all user categories. The note provided instructions on the methodology applicable to the settlement of consumptions between such reading and the last actual reading, depending on whether this difference is for or against the consumer.

After performing the readings of all meters for which estimates had been made pursuant to ENRE Resolution No. 27 passed on May 5, 2020, the financial impact on revenues from estimates which were lower than actual consumptions amounted to ARS 530 million, which will be recoverable in 6 installments payable as from September.

Creation of the Electricity Distribution Panel

On May 5, 2020, ENRE Resolution No. 28/2020 provided for the creation of the Electricity Distribution Panel, which aims to foster an environment for the communication, coordination and articulation of technical and commercial issues within the framework of the Social, Preventive and Mandatory Lockdown (“ASPO”).

Benefit for T2, T3 and Wheeling System Customers

On May 15, ENRE Resolution No. 35/2020 established that T2, T3 and Wheeling System customers covered by the ASPO which have suffered a 50% or greater reduction in their power capacity demand may suspend payments or make partial payments on account of the hired power capacity until the recovery in demand reaches 70%, whereas the obligation to pay all other charges will remain in effect. Furthermore, customers may opt to terminate the contract or request a tariff recategorization in the light of the new supervening circumstances.

Extension of the Tariff Freeze and the Default Term for Vulnerable Users

On June 18, the National Executive Branch issued Executive Order No. 543/2020, which extended the tariff freeze for an additional 180-day term. In turn, it modified the term for service suspensions to vulnerable users in case of default or non-payment of up to 6 bills due as from 3/1/20. Users with an ongoing disconnect notice are covered by the Executive Order.

Budget Expansion

On August 4, 2020, the Chamber of Deputies gave half approval to a bill to expand the National Budget for the year 2020 by almost ARS 1.9 billion to pay for social, productive and labor plans destined to alleviate the economic crisis as a consequence of the coronavirus.

Regarding the electricity sector, it includes the recognition of credits equivalent to three times the average monthly bill of the last year of the transactions in the Wholesale Electricity Market (WEM) of the Distribution Agents that provide their service in a Province or Granting Power that has adhered to the rate maintenance provided for in Law 27,541, under the conditions established by the Enforcement Authority.

The credits recognized will be applied only to distributors that as of October 31, 2020 do not have debt in the MEM or have adhered to a refinancing plan with CAMMESA, which should not exceed 60 monthly installments with 12 months of grace, a rate of interest on balance equivalent to 50% of that in force in the WEM; and comply with the conditions established by the Enforcement Authority to guarantee the fulfillment of future monthly payment obligations by the Distributors.

Edenor S.A. – 2Q20 Earnings Release	4

The approval of the Senate and its regulation is still pending, in order to evaluate the scope and impact for the Company.

Edenor S.A. – 2Q20 Earnings Release	5

Change in Standard & Poors Global Ratings

On July 8, 2020, S&P Global Ratings resolved to downgrade the local ratings of the Company’s corporate bonds maturing in 2022 from raBB- to raB, and global ratings from CCC+ to CCC, in both cases with a negative outlook. This downgrade is mainly due to the extension of the tariff freeze and the lack of a formal compensation mechanism alternative to that provided under the RTI.

Edenor S.A. – 2Q20 Earnings Release	6

MAIN RESULTS FOR THE SECOND QUARTER 2020

In millon of Pesos	6 Months			2Q
in constant purchising power	2020	2019	Δ%	2020	2019	Δ%
Revenue from sales	39,696	51,035	(22%)	17,978	26,053	(31%)
Energy purchases	(25,380)	(31,000)	(18%)	(11,831)	(14,601)	(19%)
Gross margin	14,316	20,035	(29%)	6,147	11,453	(46%)
Operating expenses	(14,831)	(16,531)	(10%)	(8,322)	(8,362)	(0%)
Other operating expenses	(251)	(1,156)	(78%)	(190)	(726)	(74%)
Net operating income	(766)	2,348	na	(2,365)	2,365	na
Labilities regularization agreement	-	18,659	na	-	18,659	na
Financial Results, net	(3,722)	(4,551)	(18%)	(2,007)	(1,282)	57%
RECPAM	3,262	8,320	(61%)	1,487	3,151	(53%)
Income Tax	(569)	(9,314)	(94%)	327	(7,636)	(104%)
Net income	(1,796)	15,463	na	(2,557)	15,257	na

*Result for exposure to changes in purching power

Revenue from sales decreased by 31%, reaching ARS 17,978 million in 2Q20, against ARS 26,053 million in 2Q19. This ARS 8,075 million decrease is mainly due to the tariff freeze in both the Distribution Value Added and the seasonal price passed on to tariffs, which entailed a decrease in revenues in real terms, as well as to the recognition in the second quarter of 2019 of income owed due to the application of caps to clients with social tariff and for consumptions of settlements under the Framework Agreement for ARS1,991 million. The failure to apply the update mechanism on the CPD in August 2019 and February 2020 has a negative impact in revenues of the quarter in the amount of approximately ARS 3,548 million. Lower revenues are also due to lower billings on account of the real-term decrease in the cost passed on to tariffs of energy purchases measured in pesos for ARS 1,957 million. In turn, lower physical electricity sales volumes resulted in a ARS 339 million decrease in revenues.

It is worth highlighting that Resolution No. 14/2019 provided for a 5% increase in the seasonal price for non-residential demands and a 7% increase for large users for August 2019. As no new tariff schemes have been issued, this increase was not passed on to tariffs, although it was included in the payments made by edenor to CAMMESA for a total ARS 239 million in 2Q20. In turn, the failure to grant the tariff updates in an inflationary context as that observed in 2019 and 2020 has a very negative impact on the Distribution Value Added (“VAD”), combined with the fact that the composition of the CPD formula (which replicates edenor’s cost structure) has a greater weight on the salary index, and was below the evolution of the IPC and the IPIM. VAD adjustments on the recognition of increases in own distribution costs are summarized below:

Edenor S.A. – 2Q20 Earnings Release	7

	6 Months 2020			6 Months 2019			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	4,588	45.9%	2,764,569	4,096	41.5%	2,726,807	12.0%	1.4%
Small commercial	815	8.2%	324,192	844	8.6%	321,931	(3.4%)	0.7%
Medium commercial	700	7.0%	31,126	778	7.9%	31,566	(10.1%)	(1.4%)
Industrial	1,614	16.2%	6,875	1,739	17.6%	6,859	(7.2%)	0.2%
Wheeling System	1,629	16.3%	690	1,787	18.1%	691	(8.8%)	(0.1%)
Others
Public lighting	344	3.4%	21	360	3.7%	21	(4.6%)	0.0%
Shantytowns and others	304	3.0%	475	262	2.7%	466	16.1%	1.9%
Total	9,994	100%	3,127,948	9,866	100%	3,088,341	1.3%	1.3%

	2Q 2020			2Q 2019			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,394	50.0%	2,764,569	2,015	41.6%	2,726,807	18.8%	1.4%
Small commercial	349	7.3%	324,192	407	8.4%	321,931	(14.3%)	0.7%
Medium commercial	291	6.1%	31,126	368	7.6%	31,566	(20.9%)	(1.4%)
Industrial	692	14.4%	6,875	845	17.4%	6,859	(18.1%)	0.2%
Wheeling System	710	14.8%	690	867	17.9%	691	(18.2%)	(0.1%)
Others
Public lighting	189	3.9%	21	200	4.1%	21	(5.5%)	0.0%
Shantytowns and others	167	3.5%	475	148	3.0%	466	13.3%	1.9%
Total	4,791	100%	3,127,948	4,849	100%	3,088,341	-1.2%	1.3%

* 565,605 customers benefit from Social Tariff

The volume of energy sales decreased by 1.2%, reaching 4,791 GWh, in 2Q20, against 4,849 GWh for the same period of 2019. It is worth highlighting that this quarter has been marked by the outbreak of the COVID-19 crisis and the implementation of the ASPO which impacted the whole quarter, generating strong changes in energy consumptions. Electricity consumptions by commercial (small and medium) and industrial customers decreased by 17.4% and 18.1%, respectively. This decrease was partially offset by an 18.8% increase in the consumption by residential customers in the second quarter of 2020 compared to the previous year. The 135 GWh and 311 GWh decreases for commercial and industrial customers were mainly due to the partial or total closure of stores and industries resulting from the measures implemented under the ASPO. In turn, the residential demand increased by 379 GWh, mainly because people spend more time at home due to the restrictions on movement , which has been enhanced by lower average temperatures in April and May, which were 0.5°C and 1.9°C lower, respectively. Additionally, the improvement in sales volumes may be partly explained by the tariff lag.

Furthermore, edenor’s customer base rose by 1.3%, mainly on account of the increase in residential customers as a result of the implemented market discipline actions and the installation during the last year of almost 37,600 integrated energy meters that were mostly destined to regularize clandestine connections.

Edenor S.A. – 2Q20 Earnings Release	8

Energy purchases decreased by 19%, to ARS 11,831 million, in 2Q20, against ARS 14,601 million for the same period in 2019. This ARS 2,769 million decrease is mainly due to the 18.9% real-term decrease in the average purchase price, which generated a ARS 2,443 million decrease in purchases as a result of the entry into effect of the new reference seasonal prices for electricity applicable as from May and August 2019 pursuant to Resolution No. 14/2019 of the Secretariat of Renewable Resources and Electricity Market. This decrease was partially offset by a 2.3% increase in energy volumes net of losses due to the increase in demand, which was valued at approximately ARS 247 million. In turn, the electricity reference seasonal price for residential customers is still subsidized by the Federal Government, especially in the case of residential customers, where in 2Q20 the subsidy reached 52% of the system’s actual generation cost. Additionally, the energy loss rate decreased from 19.2% in 2Q19 to 18.7% in 2Q20. It should be mentioned that energy losses for 2Q20 were estimated since the reading cycles of our T1 clients could not be completed for a period of two months given the restrictions on readings in the initial phases of the ASPO. In turn, costs associated with these losses decreased by 36.8% in real terms, due to the lack of updating of the seasonal reference price in an inflationary context, resulting in lower purchases for ARS 574 million.

It is worth highlighting that over the past few years edenor has suffered a systematic deterioration of its assets and financial position as a result of the tariff lag, the increase in operating costs, the drop in demand and the increase in energy theft. Furthermore, the outbreak of the world pandemic has brought several consequences in global economic activities which directly affected the company’s activities, generating reduced collections, specially in the beginning; for this reason, we have seen the need to partially defer payments to CAMMESA for the energy acquired in the Wholesale Electricity Market as from maturities taking place in March 2020.

Edenor S.A. – 2Q20 Earnings Release	9

Operating expenses have remained stable, reaching ARS 8,322 million in 2Q20, against ARS 8,361 million in 2Q19. This is mainly explained by an increase in the allowance for bad debts in the amount of ARS 1,158 million as a result of the increase in bad debt resulting from the COVID-19 context and the substantial increase in the Delinquent Balance. This increase in costs was offset by a ARS 428 million decrease in penalties as a result of the improvement in service quality levels and, secondly, the update of penalties recorded in 2Q19 in the amount of ARS 300 million, which were later included in the liabilities regularization agreement. Furthermore, lower remuneration expenses in the amount of ARS 229 million were disclosed as a result of pending collective bargaining negotiations for 2020 and less extra hours. Lastly, lower fees and remuneration for services in the amount of ARS 101 million were recorded on account of lower expenses in corrective maintenance and readings, as a consequence of restrictions imposed on certain operating activities due to the ASPO, especially in the initial phases.

In million of pesos	6 Months			2Q
in constant purchising power	2020	2019	Δ%	2020	2019	Δ%
Salaries, social security taxes	(4,504)	(4,869)	(7%)	(2,231)	(2,460)	(9%)
Pensions Plans	(271)	(207)	31%	(132)	(190)	(30%)
Communications expenses	(243)	(284)	(14%)	(142)	(159)	(11%)
Allowance for the imp. of trade and other receivables	(1,905)	(580)	228%	(1,463)	(306)	379%
Supplies consumption	(904)	(1,044)	(13%)	(467)	(489)	(4%)
Leases and insurance	(126)	(123)	2%	(64)	(54)	20%
Security service	(143)	(256)	(44%)	(76)	(114)	(33%)
Fees and remuneration for services	(2,895)	(3,100)	(7%)	(1,491)	(1,593)	(6%)
Amortization of assets by right of use	(127)	(66)	94%	(56)	(66)	(14%)
Public relations and marketing	(12)	(36)	(68%)	(11)	(24)	(52%)
Advertising and sponsorship	(6)	(19)	(68%)	(6)	(12)	(52%)
Depreciation of property, plant and equipment	(2,736)	(2,677)	2%	(1,380)	(1,375)	0%
Directors and Sup. Committee members’ fees	(15)	(15)	(1%)	(6)	(7)	(14%)
ENRE penalties	(325)	(2,750)	(88%)	(493)	(1,222)	(60%)
Taxes and charges	(616)	(500)	23%	(299)	(290)	3%
Other	(4)	(4)	3%	(1)	(2)	(65%)
Total	(14,831)	(16,531)	-10%	(8,322)	(8,361)	(0%)

Financial results experienced a 56.5% increase in losses, with ARS 2,007 million losses in 2Q20, against ARS 1,282 million losses for 2Q19. This difference is mainly due to higher exchange rate losses in the amount of ARS 920 million resulting from a greater devaluation of the peso against the U.S. dollar in 2Q20 compared to the same period in 2019, as well as lower revenues from commercial interest in the amount of ARS 146 million. These effects were partially offset by lower commercial interest accruals on the debt with CAMMESA for ARS 426 million as a result of the regularization of liabilities recorded in the second quarter of 2019.

Net income decreased by ARS 17,815 million, recording losses for ARS 2,557 million, in 2Q20, against profits for ARS 15,257 million for the same period in 2019. This difference is mainly due to a ARS 5,306 million decrease in the gross margin and the ARS 14,213 million impact, net of income tax, of the Regulatory Liabilities Agreement. Furthermore, an increase in financial losses and lower RECPAM results were recorded in the amount of ARS 725 million and ARS 1,664 million, respectively, which were more than offset by lower income tax accruals for ARS 7,963 million. The result of the period would present a fall of ARS 3,601 million compared to the same period of the previous year if we consider the result of 2Q19 without taking into account the impact of the adjustment of liabilities, net of its income tax, which would have yielded a gain of ARS 1,044 million.

Edenor S.A. – 2Q20 Earnings Release	10

Adjusted EBITDA

Adjusted EBITDA showed ARS 2,365 million losses in 2Q20, ARS 4,730 million lower than in the same period of 2019. Adjustments correspond to the update of penalties for the transition period and commercial interest.

In millon of Pesos	6 Months			2Q
in constant purchising power	2020	2019	Δ%	2020	2019	Δ%
Net operating income	(766)	2,348	na	(2,365)	2,365	na
Depreciation of property, plant and equipment	1,348	1,231	10%	1,348	1,231	10%
EBITDA	582	3,579	(84%)	(1,017)	3,597	na
Penalties - Actualization (*)	-	851	na	-	338	na
Commercial Interests	82	255	(68%)	9	155	(94%)
Adjusted EBITDA	664	4,686	(86%)	(1,007)	4,090	na

(*) The liabilities regularization agreement executed on May 10, 2019 discontinued the updating of penalties corresponding to the transition period (2006-2016).

Edenor S.A. – 2Q20 Earnings Release	11

Capital Expenditures

edenor’s capital expenditures in 2Q20 totaled ARS 2,494 million, compared to ARS 3,150 million in 2Q19. Our investments mainly consisted of the following:

•	ARS 354 million in new connections;
•	ARS 1536 million in grid enhancements;
•	ARS 352 million in maintenance;
•	ARS 22 million in legal requirements;
•	ARS 146 million in communications and telecontrol;
•	ARS 85 million in other investment projects.

Investments were reduced by 20.8% compared to the same period of the previous year, mainly on account of the slowdown in the plan set by edenor as a result of lower revenues due to the fall in sales volumes, the deferral of tariff updates and the restrictions imposed in carrying out certain activities due to the mandatory isolation measures taken in the country since March 20th this year. The plan maintains focus on the efficient use of resources and on investments improving the service quality, which can be seen in the fulfillment of the quality curves required by the regulatory entity in the RTI, all this with the due care of our employees, contractors and customers, and the application of strict health, safety and hygiene protocols in each of the activities conducted under this unprecedented circumstance.

The investments highlights for the quarter were the activation of the 800/2000 kW M2 500/220 transformation bank in the General Rodriguez transformation station, the expansion of the capacity of the Colegiales Substation by 40 MVA and the renovation of Munro - Malaver High Voltage electroducts for a total of 4.5 km. The latter with commissioning in September 2020.

Edenor S.A. – 2Q20 Earnings Release	12

Service Quality Standards

Quality standards are measured based on the duration and frequency of service outages using the SAIDI and SAIFI indicators. SAIDI refers to the duration of outages, and measures the number of outage hours per year. SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.

At the closing of the second quarter of 2020, SAIDI and SAIFI indicators were 13.4 hours and 5.3 outages per year over the last 12 months, evidencing a 28.1% and 17.1% improvement, respectively, compared to the same period of the previous year. In turn, these indicators are 44.4% and 32.8% lower than those required in the RTI. This recovery in service levels is mainly due to the ambitious plan devised by the company since the RTI. The success of this plan is also evidenced by the fact that these indicators exceed the service quality improvement path defined by the regulatory entity.

Edenor S.A. – 2Q20 Earnings Release	13

Energy Losses

In 2Q20, energy losses experienced a 18.7% decrease, against 19.2% for the same period in 2019. As mentioned above, losses for 2Q20 were estimated, reading cycles could not be completed to obtain the real data after estimating the consumption of our T1 clients for the period of two months due to restrictions on the reading activity in the initial phases of the ASPO. Costs associated with these losses decreased by 36.4% in real terms, resulting in a ARS 574 million improvement.

Over the last year, multidisciplinary teams were created to work on new solutions to energy losses; furthermore, activities aimed at reducing losses continued, and analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections. Market Discipline actions (DIME) continued with the objective of detecting and normalizing irregular connections, fraud and energy theft, and the installation of Inclusion Meters (Integrated Energy Meter - MIDE) for more users was intensified.

Over the last year, approximately 556,500 inspections of Tariff 1 meters were conducted with a 54% efficiency, and more than 37,600 Integrated Energy Meters (MIDE) were installed. Regarding the recovery of energy, besides the customers put back to normal with MIDE meters, clandestine customers with conventional meters were also put back to normal. In all cases, a striking fraud recidivism rate was observed.

Indebtedness

As of June 30, 2020, the outstanding principal of our dollar-denominated financial debt amounts to USD 148 million, whereas the net debt amounts to USD 69.8 million. The financial debt consists of USD 135.5 million corresponding to Corporate Bonds maturing in 2022, net of repurchases, and USD 12.5 million to the bank loan taken out with the Industrial and Commercial Bank of China (ICBC) Dubai Branch. Currently both liabilities bear interest at a fixed rate. Finally, after the financial statements’ closing date, repurchases of 2022 CBs were made for a face value of USD 22.1 million.

Edenor S.A. – 2Q20 Earnings Release	14

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 9 million people and an area of 4,637 sq. km. In 2019, edenor sold 19,974 GWh of energy and purchased 24,960 GWh (including wheeling system demands), with revenue from sales in the amount of ARS 102 billion adjusted by inflation as of June 2020. In turn, the company had positive net results in the amount of ARS 14 billion adjusted by inflation as of June 2020.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

(C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5510

investor@edenor.com

www.edenor.com

Edenor S.A. – 2Q20 Earnings Release	15

Condensed Interim Statements of Financial Position

as of June 30, 2020 and December 31, 2019

Values expressed in constant purchasing power

In million of Argentine Pesos in constant purchising power	6.30.2020	12.31.2019		6.30.2020	12.31.2019
	ARS	ARS		ARS	ARS

ASSETS			EQUITY

Non-current assets			Share capital	875	875
Property, plant and equipment	116,330	115,179	Adjustment to share capital	30,262	30,262
Interest in joint ventures	11	13	Additional paid-in capital	421	421
Deferred tax asset	257	297	Treasury stock	31	31
Other receivables	43	30	Adjustment to treasury stock	648	648
Total non-current assets	116,641	115,518	Adquisition cost of own shares	(2,550)	(2,550)
			Legal reserve	2,156	1,466
Current assets			Opcional reserve	35,658	22,551
Inventories	1,969	2,191	Other comprehensive loss	(245)	(245)
Other receivables	501	329	Accumulated losses	(1,796)	13,797
Trade receivables	13,995	14,167	TOTAL EQUITY	65,461	67,256
Financial assets at fair value through profit or loss	-	3,172
Cash and cash equivalents	5,679	466	LIABILITIES
Total current assets	22,143	20,326	Non-current liabilities

			Trade payables	444	420
TOTAL ASSETS	138,784	135,844	Other payables	5,506	4,570
			Borrowings	9,537	9,321
			Deferred revenue	1,200	307
			Salaries and social security payable	309	274
			Benefit plans	737	596
			Deferred tax liability	22,945	22,803
			Tax liabilities	-	-
			Provisions	2,091	2,345
			Total non-current liabilities	42,770	40,636

			Current liabilities
			Trade payables	21,557	14,441
			Other payables	2,941	4,089
			Borrowings	1,059	1,887
			Derivative financial instruments	4	233
			Deferred revenue	32	6
			Salaries and social security payable	2,184	2,737
			Benefit plans	51	58
			Tax payable	1,039	2,239
			Tax liabilities	1,443	2,017
			Provisions	245	243
			Total current liabilities	30,554	27,952
			TOTAL LIABILITIES	73,324	68,588

			TOTAL LIABILITIES AND EQUITY	138,784	135,844

Edenor S.A. – 2Q20 Earnings Release	16

Condensed Interim Statements of Comprehensive Income (Loss)
for the six-month period ended on June 30, 2020 and 2019

Values expressed in constant purchasing power

In millon of Argentine Pesos in constant purchising power	6.30.2020	6.30.2019
	ARS	ARS

Continuing operations
Revenue	39,696	51,035
Electric power purchases	(25,380)	(31,000)
Subtotal	14,316	20,035
Transmission and distribution expenses	(8,394)	(9,853)
Gross loss	5,922	10,182
Selling expenses	(4,547)	(4,593)
Administrative expenses	(1,891)	(2,085)
Other operating expense, net	(251)	(1,156)
Operating Profit (Loss)	(766)	2,348
Labilities regularization agreement	-	18,659
Financial income	631	588
Financial expenses	(2,937)	(4,508)
Other financial expense	(1,416)	(631)
Net financial expense	(3,722)	(4,551)
RECPAM	3,262	8,320
Profit (Loss) before taxes	(1,227)	24,776

Income tax	(569)	(9,314)
Profit (Loss) for the period	(1,796)	15,463

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	(2.05)	17.36

Edenor S.A. – 2Q20 Earnings Release	17

Condensed Interim Statements of Comprehensive Income (Loss)
for the six-month period ended on June 30, 2020 and 2019

Expressed at historical values

In millon of Argentine Pesos in constant purchising power	6.30.2020	6.30.2019
	ARS	ARS

Continuing operations
Revenue	37,870	33,181
Electric power purchases	(24,228)	(20,051)
Subtotal	13,641	13,130
Transmission and distribution expenses	(6,119)	(5,076)
Gross loss	7,522	8,054
Selling expenses	(4,130)	(2,801)
Administrative expenses	(1,575)	(1,212)
Other operating expense, net	(191)	(754)
Operating Profit (Loss)	1,626	3,287
Labilities regularization agreement	-	12,824
Financial income	600	381
Financial expenses	(2,903)	(2,947)
Other financial expense	(1,268)	(333)
Net financial expense	(3,571)	(2,899)

Profit (Loss) before taxes	(1,945)	13,212

Income tax	(347)	(2,484)
Profit (Loss) for the period	(2,291)	10,728

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings Profit (Loss) per share	(2.62)	12.05

Edenor S.A. – 2Q20 Earnings Release	18

Condensed Interim Statements of Cash Flows

for the six-month period ended on June 30, 2020 and 2019

Values expressed in constant purchasing power

In millon of Argentine Pesos in constant purchising power	6.30.2020	6.30.2019
	ARS	ARS

Cash flows from operating activities
Loss (Profit) for the period	(1,796)	15,463
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	6,207	(8,720)

Changes in operating assets and liabilities:
Increase in trade receivables	(2,270)	(5,538)
Increase in trade payables	7,004	8,876
Income tax payment	(1,476)	(2,221)
Others	(371)	208

Net cash flows provided by operating activities	7,297	8,067

Net cash flows used in investing activities	(255)	(4,082)

Net cash flows used in financing activities	(1,726)	(2,460)

Net (decrease) increase in cash and cash equivalents	5,316	1,525

Cash and cash equivalents at beginning of year	466	48
Exchange differences in cash and cash equivalents	(78)	58
Result for exposure to inflation in cash and cash equivalents	(26)	(5)
Net decrease in cash and cash equivalents	5,316	1,525
Cash and cash equivalents at the end of period	5,679	1,626

Supplemental cash flows information
Non-cash operating, investing and financing activities
Liabilities regularization agreement	-	(18,659)
Acquisitions of property, plant and equipment through increased trade payables	(454)	(928)
Derecognition of property, plant and equipment through other receivables	(88)	-

Investor Relations Contacts: Leandro Montero Chief Financial Officer Federico Mendez Planning and Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5511

Edenor S.A. – 2Q20 Earnings Release	19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 10, 2020